SEC

SEC Mail Processir

SEP 03 2020

Washington, DC

20014134

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16247

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Insight Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Central Avenue, Suite 265
(No. and Street)

Highland Park	IL	60035
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carlos Legaspy — 224-632-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, CARLOS LEGASPY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Insight Securities, Inc., as of June 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANA ADKINS
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
October 08, 2023

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of Illinois
County of McHenry
Subscribed and sworn to (or affirmed) before me on this 17 day of August, 2020 by Carlos Legaspy proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public Dana Adkins

Contents

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Insight Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Insight Securities, Inc. (the "Company") as of June 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2020.
Northridge, California
August 31, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com
Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

Insight Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
June 30, 2020

ASSETS

Cash, restricted cash and cash equivalents	$ 1,286,022
Due from clearing broker	1,833,170
Other assets	302,291
TOTAL ASSETS	$3,421,483

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable, brokerage accrued commissions and accrued expenses	$ 2,641,478
Stockholder's equity	
Class A stock, 100,000 shares authorized, 33,000 at par of $1 issued, 21,000 outstanding	33,000
Class B stock, 200,000 shares authorized, 102,597 at par of $1 issued, 28,466 outstanding	102,597
Paid-in capital	1,065,500
Retained earnings (Accumulated deficit)	(122,732)
Treasury stock, at cost	
Class A stock, 12,000 shares	(36,000)
Class B stock, 74,131 shares	(262,360)
Total stockholder's equity	780,005
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$3,421,483

NOTE A - NATURE OF BUSINESS

Insight Securities, Inc. (the Company), a wholly owned subsidiary of Intelligenics, Inc. (the Parent Company), acts as an introducing broker/dealer in the purchase and sale of securities and insurance products, and as a registered investment adviser to certain customers on a fee basis. The Company is a broker/dealer registered with the U.S. Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company does not carry or clear customer accounts and all customer transactions are executed and cleared with its clearing brokers on a fully disclosed basis. These clearing brokers have agreed to maintain records of the transactions effected and cleared in the customer accounts

The Company has 21 branches located in California, Florida, Illinois, Iowa, Massachusetts, New York, Pennsylvania and Texas, and has customers, primarily individuals, in numerous states in which the Company is registered.

Certain prior year amounts have been reclassified to conform with the current year's presentation. These changes had no impact on previously reported results of operations or total equity.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are maintained in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Cash, and Cash Equivalents

Cash and cash equivalents include cash, money market funds and highly liquid debt instruments purchased with a maturity of three months or less from the acquisition date. At times, the Company maintains cash balances at financial institutions in excess of federally insured limits. The Company monitors this credit risk and has not experienced any losses related to this risk.

Investments

Proprietary securities transactions are recorded on the trade date, as if they had settled. In the normal course of business, the Company, like other firms in the industry, purchases and sells securities as both principal and agent. If another party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on the statement of financial condition.

Securities are financial instruments and are recorded at fair value.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price), in the principal or most advantageous market for the asset or liability, in an orderly transaction

between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value is based upon quoted market prices. If listed prices or quotes are not available, fair value is based upon internally developed models that primarily use, as inputs, market-based or independently sourced market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, and credit curves. Observable inputs are those that market participants would use in pricing assets or liabilities based on market data obtained from sources independent of the Company. The fair value hierarchy is categorized in three levels based on the inputs as follows.

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Valuations based on inputs, other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 – Valuations based on inputs that are unobservable in the market place and significant to the overall fair value measurement.

A financial instrument's categorizations within the valuation hierarchy are based upon the lowest level of inputs that are significant to the fair value measurement.

The Company assesses the level of the financial instruments at each measurement date, and transfers between levels are recorded on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair values hierarchy. There were no transfers during the year.

The Company's assets and liabilities recorded at fair value have been categorized upon the fair value hierarchy. As of June 30, 2020, the Company had no investments or securities that required fair value measurements.

Due from Clearing Brokers

Due from clearing brokers are the net amounts due to the Company, from the clearing brokers for dealer concessions, markups on riskless securities transactions, miscellaneous fees and other charges. These revenues and expenses result from customer securities transactions introduced by the Company and cleared by the clearing brokers. Amounts due from the clearing brokers are recorded net of any related clearing fees and liabilities in due from the clearing brokers on the accompanying statement of financial condition in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 210, Balance Sheet Offsetting.

Other Assets

Other Assets include amounts relating to mutual fund and insurance commission receivable, receivables from branches, prepaid insurance, and other prepaid expenses. Amounts receivable are recorded net of any related

fees and liabilities on the accompanying statement of financial condition in accordance with FASB ASC 210, Balance Sheet Offsetting.

The amounts included in other assets as of July 1, 2019 and June 30, 2020 consist of the following:

	July 1, 2019	June 30, 2020
Mutual Fund and Insurance Commission Receivable	$217,203	$22,701
Deferred Tax Asset	266,740	207,392
Receivables from Branches	44,744	9,353
Prepaid Insurance	34,864	32,795
Prepaid Other	78,206	30,050
Total Other Assets	$641,757	$302,291

Commitments and Contingencies

The Company is subject to various litigation and arbitration matters. Management with the assistance of legal counsel evaluates claims on an ongoing basis as information becomes available. In accordance with FASB (ASC) 450 Loss Contingencies, the Company is required to record a liability in connection with claims where it is probable a loss will be incurred and where a reasonable estimate of that loss could be made. For claims where a reasonable estimate of loss could not be made due to the uncertainty of the outcome of litigation or arbitration, the Company has not recorded a liability due to its inability to make a reasonable estimate of loss in accordance with FASB ASC 450.

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The FASB issued the Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606) and subsequent updates No. 2015-14, 2016-08, 2016-10, 2016-12, 2016-20, 2017-13, 2017-14 ("ASC Topic 606"). ASC Topic 606 supersedes revenue recognition requirements in Topic 605, *Revenue Recognition*, and other specific revenue guidance and becomes effective for annual reporting periods beginning after December 15, 2017.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the leasing guidance in ASC 840, Leases. Under ASU 2016-02 lessees are required to recognize the lease assets and lease liabilities for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification determining the pattern of expense recognition in the statement of income. This guidance is effective for fiscal periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. It requires a modified retrospective approach to adoption for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The Company has adopted this guidance effective July 1, 2019. The Company has determined that there will be no material

impact as a result of adopting ASU 2016-02, since the entity does not hold any leases as defined in the ASU, nor does it expect any significant financial statement impact in subsequent periods.

Rights and Preferences of Equity Classes

The Company's Stockholder's Equity contains shares of Class A and Class B stock. The only difference between the two classes of stock is the voting rights. Class A is voting, and Class B is non-voting. All outstanding stock is wholly owned by the Parent Company.

Foreign Currency Transactions

The Company's functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the statement of financial condition.

NOTE C - NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2020, the net capital ratio was 5.55 to 1 and net capital was $476,021, which was $299,922 in excess of its required net capital of $176,099. Net capital and the related net capital ratio may fluctuate on a day-to-day basis. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

NOTE D – DUE FROM CLEARING BROKER

The amounts due from clearing broker as of June 30, 2020 consist of the following:

Cash at clearing brokers	$1,484,973
Restricted cash at clearing brokers	211,062
Agency and principal commissions	130,355
Other	6,780
Total	$1,833,170

NOTE E - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable, brokerage accrued commissions and accrued expenses consist of the following at June 30, 2020:

Accrued commissions	$2,262,414
Due to clearing broker – other fees	6,165
Reserve for legal	128,380
Other	244,519
Total	$2,641,478

NOTE F - INCOME TAXES

The Company is included in the consolidated income tax returns filed by the Parent Company. For financial reporting purposes, the provisions for federal and state income taxes are calculated on a separate-company basis.

Income taxes as of June 30, 2020 consist of the following:

	Federal	State	Total
Current income tax expense	$ -	$3,116	$3,116
Deferred tax expense (benefit)	(135,489)	(45,163)	(180,652)
Total income taxes	$(135,489)	$(42,047)	$(177,536)

Income taxes are computed using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statement or tax returns. The Company did not accrue any valuation allowance as of June 30, 2020. Both federal and state taxes are included in the deferred tax computation. As of June 30, 2020, the Company had a deferred tax asset of $207,392, which is presented in other assets on the statement of financial condition and included as deferred tax expense (benefit) in the table above.

The differences between the income tax expense computed at the statutory income tax rate and the Company's income tax expense at June 30, 2020, were not significant. A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. The Company applied this accounting policy to their 2017, 2018 and 2019 tax positions, all open tax years. As of June 30, 2020, the Company had no material unrecognized federal or state tax benefits. There have been no material changes in unrecognized tax benefits during the current year. The Company did not have any material amounts accrued for interest and penalties at June 30, 2020. Interest or penalties on income taxes, if incurred, are recognized on the statement of operations. For

the fiscal year ended June 30, 2020, the Company had $3,116 in income tax expense which is included in the accompanying statement of operations and presented as total income taxes in the table above.

NOTE G - RELATED-PARTY TRANSACTIONS

The Company leases office furniture and equipment on a month-to-month basis from an affiliate related through common ownership. Office furniture and equipment rental expense under this arrangement for the year ended June 30, 2020 was $340,400 and is included within other operating expenses on the statement of operations.

In addition, the Company leases building space from its Parent Company. This lease is subject to a services agreement between the Company and its Parent Company. Rent expense under this arrangement for the year ended June 30, 2020, was $328,552, and is included within occupancy and other office expenses on the accompanying statement of operations.

The Company also files taxes as a consolidated company under its Parent Company. As such, the Company pays certain income taxes to the Parent Company, who then in turn remits to the respective tax authority. For the year ended June 30, 2020, the Company received $240,000 in federal and state income taxes from its Parent Company, which is included within other operating expenses.

On December 13, 2019, the Parent Company made a capital contribution of $200,000 to the Company.

NOTE H - COMMITMENTS, CONTINGENCIES AND GUARANTEES

Clearing Agreements

In conjunction with the Company's agreement with one of its clearing brokers, the Company has agreed to (1) indemnify and hold the clearing broker harmless against any loss, liability, damage, claim, cost or expense; and (2) maintain a balance with the broker of cash and/or securities of not less than $200,000. Accordingly, the Company is subject to credit risk if the clearing broker is unable to repay the balance on their accounts.

On March 6, 2020, the Company entered into a clearing agreement with another clearing broker. As part of this agreement, the Company has agreed to (1) indemnify and hold the clearing broker harmless against any loss, liability, damage, claim, cost or expense; and (2) maintain a balance with the broker of cash and/or securities of not less than $10,000. Accordingly, the Company is subject to credit risk if the clearing broker is unable to repay the balance on their accounts.

Financial Instruments with Off-balance Sheet Risk

This agreement provides the clearing broker with a lien on all cash and cash equivalents, securities and receivables held by the clearing broker. These liens secure the liabilities and obligations of the Company to the clearing brokers.

In the normal course of business, the Company executes, as principal, transactions on behalf of its customers. If the principal transactions do not settle due to failure to perform by either the customer or the counterparty,

the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Company's risk is normally limited to differences in market values of the securities from their contract amounts.

The Company does not anticipate non-performance by customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the Company may sell securities short, which involves an obligation to purchase such securities at a future date. The Company's risk of loss is normally limited to increases in fair values of uncovered positions. There were no such transactions outstanding at June 30, 2020.

Litigation and Arbitration

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended, and management believes numerous meritorious defenses exist. The Company has four pending litigation matters due to the Company's former association with two outside firms, and one pending litigation matter involving a former employee. The Company has insurance for up to $1,000,000 per claim to protect itself against matters of this nature. Management does not believe the eventual outcome of any pending litigation in the aggregate will have an additional material adverse effect on the Company's financial statements.

Management with the assistance of legal counsel, evaluates the claims on an ongoing basis as information becomes available. Because the available information may change and affect the legal costs, the Company's policy is to expense the legal costs as incurred.

As of June 30, 2020 the Company recorded a loss contingency of $128,380 in accrued expenses for costs associated with the defense of these client claims. Legal counsel has recently made management aware of a new pending litigation matter (number four above). As this pending litigation happened just before the issuance of these financial statements, Management cannot estimate this event's financial effect at the present time.

NOTE I - SUBSEQUENT EVENTS

The Company has entered into a clearing agreement with another clearing broker that will be effective in the forthcoming fiscal year. As part of this agreement, the Company has agreed to (1) indemnify and hold the clearing broker harmless against any loss, liability, damage, claim, cost or expense; and (2) maintain a balance with the broker of cash and/or securities of not less than $200,000. Accordingly, the Company is subject to credit risk if the clearing broker is unable to repay the balance on their accounts.

Company management has determined that no additional material events or transactions occurred subsequent to the statement of financial condition date, and through the date Company's financial statements were available to be issued.